Filed by Taboola.com Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ION Acquisition Corp 1 Ltd.
Commission File No. 001-39581
Date: March 16, 2021

"There Is Something More Important Than Making Money " - Why the World's Largest Content Recommendation Service Company Is Going Public
Huffington Post Japan
By: Yuki Nakao
February 24, 2021

Taboola will go public via SPAC (Special Purpose Acquisition Company). Where is the CEO's true intention to "Become Robin Hood on the Open Web"?

"Taboola" is one of the world's largest companies for the content recommendation (*) service and advertisement distribution platform industry.

Taboola will be listed in the US. We(Huff Post Japan) have made a conversation with CEO Adam Singolda about the purpose of listing, how to fight with GAFA, and strategies for growth markets in Japan.

(*) Technology and service that automatically displays optimal recommended articles or  advertisements on the open web (which does not require login, unlike Facebook), using a huge amount of data and AI to reflect the interests and contexts of audiences.

Taboola CEO Adam Singolda. Taboola has announced that it will be listed on the New York Stock Exchange.

Why is Taboola going public?
Huff Post Japan: Congratulations on your going public. Why is Taboola listed?

Adam Singolda, CEO (Adam): Thank you. The listing has been in mind for the last few years, and we have been considering the best timing. By listing, we wanted to tell stakeholders that Taboola will remain in the market.

Journalism wants a strong and open company focused on the open web, and general advertisers do not have the way to reach the best audience on the open web. Taboola wants to be “Robin Hood” as a savior on the open web, providing the best solutions for both journalism and advertisers.

Huff Post Japan: Please tell us about the background of the listing. Is it related to the fact that the merger with Outbrain last year was broken?

Adam: The background is based on that we have the necessary financial resources to go public and our company management and culture have matured to become suitable level for that. The matter of M&A with Outbrain has not affected the decision to go public this time. It was planned regardless of whether the merger was successful.

Huff Post Japan: This time, you announced the listing through SPAC (Special Purpose Acquisition Company) (*). What is its background?

Adam: We have chosen SPAC because we have met a great partner company called ION Acquisition Corp. We will merge with ION to realize the listing. ION CEO Gilad Shany will join Taboola as an officer when going public. The right decision has something to do with people. I think we have chosen the best person for the listing as well.

(*) SPAC is a special purpose acquisition company that is listed in advance to raise funds and search for a company to be acquired. This time, Taboola will be listed by merging with SPAC ION. SPAC has not been allowed in Japan yet.

Taboola Is Moving Forward
Huff Post Japan: The corporate value of Taboola is $ 2.6 billion. How did you calculate it?

Adam: We discussed with our banks, SPAC sponsors, investors, etc., and watched market prices to determine the right price. I think $ 2.6 billion is a fair and reasonable price for shareholders and investors who want to grow with us in the future.

In the long run, I think it is more important to grow from here than the current market value of Taboola.

Huff Post Japan: This year's plan estimates a large amount of profit, but how do you plan to achieve it?

 Adam: Taboola’s special strength is that it is a company focusing on recommendation engines and open web.

Traditional advertising solution companies tend to take advertiser-first positioning, but Taboola is a publisher-first company. Taboola is something like “Shopify” in the advertising industry, offering services and technologies that drive the size of audiences, engagement with audiences, as well as revenue growth.

Over the last three years, we've paid more than $2 billion to our publisher partners. I think it describes the win-win culture between Taboola and publishers. The open web is a huge market and I expect you will see Taboola's recommendation engine everywhere.

Today, Taboola is growing with revenue from a variety of areas. For instance, advertisers, AI that we  make large investments in, e-commerce, video or connected TV. We will continue to grow by taking on challenges in new fields.

(*Shopify) An e-commerce service platform from Canada, that allows you to open a full-scale online.

Posted by Adam Singolda
25 January 2021

I started Taboola from my bedroom in my parent's house back in 2007 because I couldn't find anything to watch on TV. I thought, "people should not be looking for information, information should be looking for people." Sort of like a search engine, but in reverse.

Adam's blog also mentions this listing.

Japan is a mobile-first market
Huff Post Japan: What are the growth opportunities of Taboola in Japan?

Adam: First, Japan is the largest market in the Asia-Pacific region. Also, Japan is a mobile-first market. 77% of Taboola's reach in Japan is through mobile (smartphones).

As a result, we have succeeded for mobile, such as video advertising on mobile, which is particularly active in Japan (Taboola is currently focusing on it most in Japan), and recently launched feature “Stories” which you might be familiar with SNS. We would like to introduce all the services we have.

In Japan, we opened the Taboola Japan office in 2016, and since last year we have also invited Makoto (Makoto Ishii), as a leader of business in Japan. In Japan, we provide 20 billion monthly recommendations. Our video ad volume and publisher’s page view have been doubled within one year.

Recently, for example, we have made a new partnership with news sites of major domestic mobile carriers such as NTT docomo's dmenu News and au Web Portal, and I think that they will become strong drivers in the Japanese market.

Huff Post Japan: Any other something specific in Japan?

Adam: Quality of Ad and brand safety are becoming more and more important for publishers and advertisers. Taboola is committed to spending time and money on it to ensure its safety. We currently have 70 professional staff working on global content monitoring, reviewing 500,000 pages per week. Especially, Japan is the world's toughest market for brand safety and advertising quality. However, we are proud that Taboola's strict content policy matches best for the market.

Huff Post Japan: What are your short-term and medium- to long-term strategies in Japan?

Adam: In the short term, we will support publishers by increasing the number of paid or subscribers and registered email members, supporting editorial staff with Taboola Newsroom, and helping Taboola's AI engine enhance user engagement and increase followers.

In the medium to long term (about 5 years), we would like to invest in e-commerce, video distribution services, games, and apps, connected TV, news distribution, etc.

In Japanese market, where GAFA is strong ...

Huff Post Japan: What do you think of companies like Google and Facebook? Are they a threat to Taboola?

Adam: There are three major differences between Taboola and companies like Google or Facebook.

First. Google and Facebook always face their identity risk, forced to choose to work for their partners or prioritize their profits. Taboola does not have such choice dilemma between partner and us. Because without the growth of our partners, our company will not grow either.

The second difference is that Taboola prioritizes enhancing open web than to make money. Third, we have a culture that puts the highest priority on relationships with partners. Taboola's management team has been together for more than a decade and has great trust with our partners.

I think these strengths (differences) can be applied globally, including in Japan. Open web which has freedom, not dominated by giant companies like GAFA, is needed all over the world.

Huff Post Japan: What are the strengths of Taboola Japan?

Adam: Taboola values diversity, with 60% women and 40% men out of the 25 employees working in the Japanese market. We are also looking for new and diverse human resources who will contribute to the further growth of the Japanese market in multiple positions.

I also think that local market understanding is very important along with diversity. To that end, it is important to have a culture that supports collaboration and diversity. Having a base in Japan is very important, but it is not enough, and I think we must have a culture of collaboration that is willing to listen to different opinions.

Huff Post Japan: Finally, please tell us about your plan to strengthen the Japanese team.

Adam: We have no exact number for further increase in the Japanese team. But we want to hire as many people as possible to grow in the market. And it's important to stay close to the market, publishers, or journalists so that we can quickly meet the needs of our Japanese partners.

Also, it is important to be humble while being aggressive as an attitude. I think we should move aggressively, but at the same time humbly listen to different voices.

And I think that this listing is not a goal, but a new beginning.

Taking the opportunity of listing, Taboola will put more effort into the Japanese market than ever before. How far can the world of the open web be expanded against GAFA, which has overwhelming power? It seems that we will keep an eye on future trends.

(Interviewer / Yuki Nakao Edit & Text / HuffPost Japan Version Partner Studio)

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com.  Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Taboola’s and ION’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Taboola’s and ION’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Taboola or ION to predict these events or how they may affect Taboola or ION. Except as required by law, neither Taboola nor ION has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Taboola’s and ION’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ION or Taboola, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ION or Taboola as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Taboola’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale Taboola’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in Taboola’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with Taboola’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of Taboola’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus dated October 1, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by ION.